wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2008 JUL 22 A 6:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

16 July 2009

[redacted]

09046620

<u>VIA COURIER</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 7/23

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 June 2009 and 15 July 2009 (inclusive)

- Notification of date of announcement of Q2 and interim results for the period ended 5 July 2009
- Notification in relation to voting rights and capital
- Notification of senior management appointment
- Notification of Major Interests In Shares

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 22-Jun-2009
Number	1811U07

RNS Number : 1811U
Wolfson Microelectronics PLC
22 June 2009

22 June 2009

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's second quarter and interim results for the period ended 5 July 2009 on Tuesday 28 July 2009.

Mike Hickey, Chief Executive Officer and Mark Cubitt, Finance Director will be hosting a presentation on the day at 8.30am to analysts and investors at The London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS.

There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights
Released	12:57 30-Jun-2009
Number	7956U12

RNS Number : 7956U
Wolfson Microelectronics PLC
30 June 2009

Edinburgh, 30 June 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,125,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,125,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Appointment of Senior Management
Released	07:00 01-Jul-2009
Number	8494U07

RNS Number : 8494U
Wolfson Microelectronics PLC
01 July 2009

1 July 2009

Wolfson Microelectronics plc
("Wolfson" or "the Company")

Former Nokia VP to lead Sales & Product Marketing at Wolfson

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, is pleased to announce that Andy Brannan has been appointed as Chief Commercial Officer with effect from 1st July 2009.

Mr. Brannan, most recently VP of Nokia's SOSCO business (acquired through Nokia's acquisition of Symbian Ltd) brings over 17 years experience in global technology sales and marketing management, to the Company.

Prior to Nokia, Andy spent over eight years, at Symbian Software Ltd, where he was Executive Vice President of Sales & Customer Operations and a board member. Andy was responsible for Symbian's global relationships with mobile device manufacturers and network operators. In addition he ran the professional services business delivering bespoke engineering services to mobile device manufacturers, network operators and semiconductor manufacturers. In his time there, Andy helped lead Symbian to ~70% global market share, more than 200 design wins, shipment of over 200 million devices and two Queen's awards for innovation and international trade.

Commenting on the appointment, Mike Hickey, Chief Executive Officer of Wolfson, said: "I am delighted that we have recruited someone of Andy's calibre to our senior management team. His breadth of experience and contacts in the industry will prove

extremely valuable to the Company. He will play an integral role in expanding our market share across all our product lines. This is an exciting time for Wolfson and I look forward to working with Andy to drive the business forward."

On his appointment, Andy Brannan commented: "I am delighted to be joining Wolfson at this important stage in its development. The Company has a world-renowned brand and proven ability to innovate and deliver the products and customer service necessary for success in the converged multimedia device space and the wider consumer electronics markets."

Enquiries:

Wolfson Microelectronics	
Mike Hickey, Chief Executive Mark Cubitt, Finance Director	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:09 03-Jul-2009
Number	0750V09

RNS Number : 0750V
Wolfson Microelectronics PLC
03 July 2009

TR-1: Notification of Major Interest in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Wolfson Microelectronics plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.): iv	
5. Date of the transaction and date on which the threshold is crossed or reached: v	30th June 2009
6. Date on which issuer notified:	2nd July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	Gone above 5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0033563130	N/A below 5%	N/A below 5%	N/A	N/A	5,389,403	N/A	4.68%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	401,887	0.35%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
5,791,290	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

BlackRock Investment Management (UK) Limited - 5,791,290 (5.03%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	15:13 09-Jul-2009
Number	4260V15

RNS Number : 4260V
Wolfson Microelectronics PLC
09 July 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	WOLFSON MICROELECTRONICS PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Artemis Investment Management Limited
4. Full name of shareholder(s) (if different from 3.):	Artemis Special Situations Barclays UK Smaller Companies Institutional Special Situations Pearson Prudential Akzo Nobel BAE Systems 2000 Pension Plan BAE Systems CIF Barclays UK Alpha L&G (Barclays) MM Alpha L&G (Barclays) Series 2 MM Alpha Witan Investment Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 July 2009
6. Date on which issuer notified:	8 July 2009
7. Threshold(s) that is/are crossed or reached:	12%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares Direct**	**Number of voting rights Direct**	**Indirect**	**% of voting rights Direct**	**Indirect**
Ordinary Shares GB0033563130	13,782,450	13,782,450	13,882,450	13,882,450		12.06%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired (if the instrument is exercised/ converted)**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
13,882,450	12.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	
14. Contact name:	Nicola Collins
15. Contact telephone number:	0131 718 0429

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	15:18 09-Jul-2009
Number	4268V15

RNS Number : 4268V
Wolfson Microelectronics PLC
09 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Wolfson Microelectronics plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	7th July 2009
6. Date on which issuer notified:	9th July 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Gone below 5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0033563130	5,389,403	5,389,403	N/A	N/A	5,359,065	N/A	4.66%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	384,725	0.33%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
5,743,790	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited - 5,743,790 (4.99%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

This information is provided by RNS
The company news service from the London Stock Exchange

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